

December 6, 2010

Ronald Baron
Chief Financial Officer
Citizens Bancorp of Virginia, Inc.
126 South Main Street
Blackstone, VA 23824

  **Re: Citizens Bancorp of Virginia, Inc.**
     **Form 10-K**
     **Filed March 31, 2010**
     **File No. 000-50576**

Dear Mr. Baron:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,


        Kevin W. Vaughn
        Accounting Branch Chief